SOL STRATEGIES'S HOUDINI SWAP BRINGS PRIVATE CROSS-CHAIN
TRANSACTIONS TO JUMPER

Jumper users can now swap, bridge, and receive privately, powered by Houdini's API

TORONTO, June 18, 2026 - SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) today announced that Houdini Swap ("Houdini"), its wholly-owned,  non-custodial, privacy-focused cross-chain swap aggregator, is live on Jumper, the multi-chain aggregation app that processes more than $1 billion in monthly volume. Starting today, users can perform Swap, Bridge and Receive transactions directly on jumper.xyz, without leaving the platform they already use.

The integration adds privacy to one of the highest traffic entry points in crypto. Houdini is now embedded directly in Jumper, the flagship app built on LI.FI's routing infrastructure, which aggregates 20+ bridges and 30+ DEXs and aggregators across 60+ chains. LI.FI, the developer behind Jumper, is backed by investors including CoinFund and Dragonfly, powers routing inside major products including Rabby and Phantom. With Houdini embedded, Jumper's routing is now extended across Houdini's network of 34 integrated exchanges and 15+ chains available at launch, adding a private, non-custodial path to the engine that is already optimized for price and speed.

Houdini's API now sits beneath that distribution layer, delivering private, non-custodial transactions built on a compliant infrastructure, with AML and KYT screening on every transaction. Houdini has processed more than $2.7 billion in volume since launch across 100+ chains and a strong network of exchange partners.

"Jumper is one of the places people already go to move between chains, so it's a natural home for what we built. For most people, keeping a transaction private has never really been an option. Now it is, right inside an app they already use and trust. That's what matters to us at Houdini: making privacy something everyone can reach," said Steve Ehrlich, Chief Strategy Officer at SOL Strategies.

"Jumper aggregates the best way to move your money - best price, best route, and now the option to keep it private. Houdini is the best-in-class private-swap rail we're plugging in. The goal is one place where every choice about how your money moves, including privacy, is just there waiting for you," said Marko Jurina, Head of Jumper.

The launch adds another high-profile distribution partner to Houdini's B2B cohort, which already includes Solflare, Maestro, Bloom, OpenOcean, OneKey, Rubic, and more than 40 others. Houdini's API is built for exactly this kind of integration, for wallets, aggregators, and exchanges so they can ship private transaction functionality to their users without building privacy infrastructure in-house or taking on the custodial or compliance burden.

Private transactions on Jumper are available now at jumper.xyz.

About Houdini Swap

Houdini Swap is a non-custodial cross-chain swap aggregator that routes trades across multiple blockchain networks. As of the closing of this Acquisition, Houdini has processed approximately $2.7 billion in cumulative swap volume and maintains integrations with over 40 partners, powering privacy for Jupiter, Solflare, and others on the Solana network.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a digital asset infrastructure company focused on high-performance blockchain and privacy technologies. Headquartered in Toronto, the Company operates staking infrastructure and privacy technology on public blockchain networks, serving a broad range of participants from individual SOL holders to institutional clients.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

About Jumper

Jumper is the app for your money, everywhere. Move, earn, and manage capital across 60+ chains and money markets. Trusted by hundreds of thousands of users. Over $1B in monthly volume. jumper.xyz

Investor Contact:

Doug Harris, Chief Financial Officer, 416-480-2488

John Ragozzino, CFA, solstrategies@icrinc.com, 203-682-8284

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the anticipated benefits of the integration of Houdini with Jumper, expectations regarding adoption and use of private transaction functionality by Jumper users, and the Company's expectations regarding future integrations of Houdini's API with additional wallets, aggregators, and exchanges. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.